SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    Commission File Number
                                                         0-11353
(Check one):

 [ ] Form 10-K and Form 10-KSB    [ ] Form 11-K
 [ ] Form 20-F                    [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
For period ended:  March 31, 2004

 [ ] Transition Report on Form 10-K and Form 10-KSB
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q and Form 10-QSB
 [ ] Transition Report on Form N-SAR
For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant

Circuit Research Labs, Inc.

Former name if applicable

Address of principle executive office (Street and number)

1302 W. Drivers Way
Tempe, Arizona 85284



                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                                    PART III
                                    NARRATIVE

On January 18, 2002, the Company acquired the assets of Dialog4 System Engineering GmbH, a German corporation ("Dialog4"). Dialog4 is based in Ludwigsburg, Germany, while the Company's headquarters and its continuing business are located in Arizona. Because of the time required to integrate the management information and financial accounting systems of Dialog4, the audit of the Company's financial statements has been delayed.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

(Name)                      (Area Code)                 (Telephone Number)
Robert W. McMartin              480                         403-8300

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.
                                                            Yes X        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes X        No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


(Name of Registrant as Specified in Charter)

Circuit Research Labs, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2004                      By: /s/  Robert W. McMartin
                                           ---------------------------
                                           Robert W. McMartin, Vice President,
                                           Treasurer and Chief Financial Officer

                    Annex 1 (pursuant to Part IV, Question 3)

In its quarterly report on Form 10-QSB for the period ended March 31, 2004, the Company will report net sales of approximately $3.3 million, an increase of approximately $516,000, or 18%, increase as compared to the quarter ended
March 31, 2003. The increase in net sales is primarily attributable to increased demand for our products.

Gross profit for the quarter ended March 31, 2004 was 58% compared to 53% for the same period in 2003. The 5% increase in gross profit is primarily due to the increased production at the San Leandro facility caused by an increased demand for our products coupled with our ability to increase production runs allowing us to reduce costs associated with set up and labor.

Operating revenue for the quarter ended March 31, 2004 was approximately $254,000, an increase of approximately $295,000 over the $41,000 operating loss for the quarter ended March 31, 2003. The change is primarily attributed to the increase in net sales along with our ability to keep costs down which is due in part to the variable component of operating expenses associated with the manufacturing of our products.